

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

William Fung
Chief Executive Officer
AMTD IDEA GROUP
23/F Nexxus Building
41 Connaught Road Central
Hong Kong

>   **Re: AMTD IDEA GROUP**
>   **Form 20-F for the fiscal year ended December 31, 2021**
>   **Filed on April 18, 2022**
>   **Form 20-F for the fiscal year ended December 31, 2020**
>   **Filed on April 28, 2021**
>   **File No. 001-39006**

Dear Mr. Fung:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Cover
Introduction. The Holding Foreign Companies Accountable Act, page ii

1. We note your disclosure of your delisting risk due to lack of PCAOB inspection of your auditor under the HFCAA, and that your auditor is on the PCAOB's determination list at December 16, 2021. Please revise to disclose that you have been identified under the HFCAA delisting provisional list, as issued by the SEC. Also ensure these risk disclosures are made to the three other related narratives at the onset of Part I on page 2, in the Summary of Risk Factors in Item 3.D. on page 8, and the Risk Factors beginning on page 12.

Introduction. Frequently Used Terms, page iii

2.	Please revise the definition of "China" or "PRC" to include Hong Kong and Macau.

Part I. Our Corporate Structure, page 1

3.	We refer to your October 19, 2021 response to comment 2 in our September 23, 2021 letter and reissue our comment in full. At the onset of Part I, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of subsidiaries. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Part I. Permissions Required from the PRC Authorities for Our Operations, page 3

4.	We note your recent response to prior comment 6 and partially reissue comment 4 from our September 23, 2021 letter. Please revise the onset of Part I, regarding the CSRC or the CAC, to clearly disclose affirmatively whether any permissions or approvals have been denied.

	In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance